Exhibit E-7

Exhibit E-7

Eidos PLC - Holding(s) in Company
RNS Number:4449G
Eidos PLC
21 January 2003

Eidos plc ('the Company')

Eidos plc was advised on 20 January 2003 that in accordance with Part VI of the Companies Act 1985 (as amended) Legal & General Investment Management Limited, has a notifiable interest in 4,221,269 ordinary shares of 2p in the Company, representing 3.01% of the Company's issued ordinary share capital.

These shares are registered as follows:

HSBC Global Custody Nominee (UK) Ltd A/c 775245	601,386
HSBC Global Custody Nominee (UK) Ltd A/c 357206	3,043,950
HSBC Global Custody Nominee (UK) Ltd A/c 747381	275,000
HSBC Global Custody Nominee (UK) Ltd A/c 866203	189,600
HSBC Global Custody Nominee (UK) Ltd A/c 360509	111,333

TOTAL	4,221,269

Exhibit E-7